Exhibit No. 99.1 (b)
                         AMERIQUEST
                          MORTGAGE
                           COMPANY



January 12, 1998


As of and for the year ended December 31, 1997, Ameriquest Mortgage Company has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. From January 1, 1997 through December 31, 1997, Ameriquest Mortgage Company had in effect a fidelity bond in the amount of $10,000,000 and for the same period, an errors and omissions policy in an amount ranging from $4,100,000 to $6,200,000


/s/ Jule J. Keen
Jule J. Keen
Executive Vice President of
Servicing Division

/s/ Shawna R. Ogilvie
Shawna R. Ogilvie
Vice President of Servicing Division


/s/ John P. Grazer
John P. Grazer
Executive Vice President
And Acting Chief Financial Officer